Exhibit 99.1

Daniel Titcomb and Others File Complaint Against Jaguar Mining Inc. and Selected Current and Former Directors

JAG - TSX

TORONTO, Aug. 1, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today announced that Daniel Titcomb ("Titcomb"), the Company's former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party, filed a complaint in New Hampshire against the Company and selected current and former directors (the "Named Directors") of the Company.  Among other items, the complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.  The complaint has not been served on the Company or any of the Named Directors at such time.

Jaguar and its Board of Directors believe the complaint to be without merit, similar to the complaint filed on March 27, 2012, but never served and subsequently withdrawn in August, 2012, by Titcomb against the Company.

Jaguar is currently considering its options in response to these claims and will take any steps necessary to vigorously defend the lawsuit and protect its interests.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

T. Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 11:09e 01-AUG-13